

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 24, 2017

Mr. Chun-Han Lin
Chief Executive Officer
Asia Training Institute US, Inc.
1108 S. #107 Baldwin Ave.
Arcadia, CA 91007

>   **Re: Asia Training Institute US, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2016**
>   **Filed March 31, 2017**
>   **File No. 333-210847**

Dear Mr. Lin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

1.   Please amend your Form 10-K to revise the accountants' report to include the signature of the accountants along with Part II Item 8, and updated certifications on Exhibits 31 and 32. See Rule 2-02(a)(2) of Regulation S-X and Rule 302(a) of Regulation S-T. Additionally, ensure that the identification of the certifying individual at the beginning of the updated certifications on Exhibit 31 does not include the title of the certifying individual, and that such certifications are in the exact form as outlined in Item 601(B) (31) of Regulation S-K.

<u>Item 9A. Controls and Procedures</u>

<u>Management's Report on Internal Control over Financial Reporting, page 11</u>

2.	In future filings please identify which version of the COSO framework (1992 or 2013) management used in performing its assessment of internal control over financial reporting.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3429 with any questions.

				Sincerely,

				/s/ Kristi Marrone

				Kristi Marrone
				Staff Accountant
				Office of Real Estate and
				   Commodities